AlphaMark Investment Trust

August 29, 2012	FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AlphaMark Investment Trust
File No. 811-22213
Response to Staff’s Comments on Form N-CSR for Fiscal Year Ended August 31, 2011

Ladies and Gentlemen:

Mr. Chad Eskildsen of the Commission’s staff recently contacted us to provide comments with respect to the Form N-CSR of AlphaMark Investment Trust (the “Trust”) for the fiscal year ended August 31, 2011.  The comment and the Trust’s response are set forth below:

1.  AlphaMark Large Cap Growth Fund and AlphaMark Small Cap Fund each had greater than 25% of the value of its portfolio invested in stocks in the Information Technology sector.  Why is sector risk not discussed in each Fund’s prospectus?

RESPONSE:  The Trust will include disclosure in substantially the form presented below in the Risk/Return Summary of the Prospectus of each Fund:

The portion of the Fund’s net assets invested at any given time in securities of issuers engaged in industries within a particular sector is affected by valuation considerations and other investment characteristics of that sector.  As a result, the Fund’s investment in various sectors generally will change over time, and a significant allocation to any particular sector does not represent an investment policy or investment strategy to invest in that sector.

At times when the Fund emphasizes investment in one or more sectors, the value of its net assets will be more susceptible to the financial, market or economic events affecting issuers and industries within those sectors than would be the case for mutual funds that do not emphasize investment in particular sectors.  In addition, this may increase the risk of loss of an investment in the Fund and increase the volatility of the Fund’s net asset value per share.

In addition, if more than 25% of the value of a Fund’s portfolio is invested in industries within a single sector, such as Information Technology, the Trust will disclose the principal risks of investing in such sector in the Risk/Return Summary of the Fund’s Prospectus.  For example:

As of [August 31, 2011], the Fund had [___%] of the value of its portfolio invested in stocks of companies in the [Information Technology] sector.  The companies in the [Information Technology] sector can be significantly affected by [obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants, and general economic conditions].

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Secretary